UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15(d)-16 of the Securities Exchange Act of 1934

For the Month of: April 2016

Commission File Number: 001-36136

BlueNRGY Group Limited

(Exact name of registrant as specified in its charter)

32 Martin Place

11th Floor

Sydney 2000 NSW

AUSTRALIA

(Address of principal executive offices)

N/A

(Former name or former address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F ☒            Form 40-F ☐

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Press Release

On April 4, 2016, BlueNRGY Group Limited, (the “Company”) issued a press release regarding the release of the Company’s unaudited condensed consolidated interim financial statements for the period ended December 31, 2015. A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K.

The unaudited financial statements are attached as Exhibit 99.2 to this Report on Form 6-K.

The information contained in Exhibits 99.1 and 99.2 is being furnished to the Commission and shall not be deemed incorporated by reference into any of the Registrant’s registration statements or other filings with the Commission.

Exhibits

Exhibit Number	Exhibit Description

99.1	Press Release issued by BlueNRGY Group Limited dated April 4, 2016 regarding the release of the Company’s unaudited condensed consolidated interim financial statements for the period ended December 31, 2015.

99.2	Unaudited condensed consolidated interim financial statements for the six months ended December 31, 2015.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BlueNRGY Group Limited

April 4, 2016	By:	/s/ William Morro
William Morro Managing Director

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